Exhibit 12.1

Hospira, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions except ratios)

Six Months Ended June 30, 2010
Income from Continuing Operations Before Taxes	$278.8
Add:
One-third of rents	4.3
Interest on long-term and short-term debt	47.6
Interest capitalized, net of amortization	0.8

Earnings from Continuing Operations	$331.5

Fixed charges:
One-third of rents	$4.3
Interest on long-term and short-term debt	47.6
Interest capitalized	3.6

Fixed Charges from Continuing Operations	$55.5

Ratio of Earnings to Fixed Charges from Continuing Operations	6.0

For purposes of computing this ratio, “earnings” consist of income from continuing operations before taxes, one-third of rents (deemed by Hospira to be representative of the interest factor inherent in rents), interest expense and interest capitalized, net of amortization.  “Fixed charges” consist of one-third of rents, interest expense and interest capitalized.